 The following document will be presented to certain potential and existing clients and customers of KBW, Inc. beginning on November 30, 2012. Cautionary Statement Concerning Forward-Looking Statements Statements in this document that relate to Stifel’s or KBW’s future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain KBW stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW’s business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW’s or Stifel’s existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel’s, KBW’s or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to KBW’s shareholders and in Stifel’s and KBW’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in Stifel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and “Risk Factors” in KBW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made. Additional Information In connection with the proposed transaction, Stifel has filed with the SEC a registration statement on Form S-4 that also constitutes a preliminary prospectus of Stifel and other relevant documents relating to the acquisition of KBW with the SEC. The registration statement on Form S-4 includes a preliminary proxy statement of KBW, and the definitive proxy statement/prospectus will be mailed to shareholders of KBW. Stifel and KBW shareholders are urged to read the final registration statement and any other relevant documents filed with the SEC, including the definitive proxy statement/prospectus, because they will contain important information about Stifel, KBW and the proposed transaction. Investors and securityholders will be able to obtain free copies of the final registration statement and the definitive proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and KBW, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of KBW’s filings also may be obtained by directing a request to KBW’s Investor Relations by phone to (866) 529-2339, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com. Proxy Solicitation Stifel, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the final registration statement and definitive proxy statement/prospectus and other materials filed with the SEC (when available) in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012. Information regarding KBW’s directors and executive officers is also available in KBW’s definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at KBW and Stifel. Filed by KBW, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: KBW, Inc. Commission File Number: 001-33138

Source: SNL Financial. Top Global Coordinator, Book Manager in depository common stock offerings, ranked by number of deals from 1/1/05 – 10/31/12. Source: SNL Financial, includes all mutual to stock conversions in the U.S., ranked by number of deals from 1/1/05 – 10/31/12. Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions, ranked by number of deals from 1/1/05 – 10/31/12. 2 Combined Platform will be a Dominant Force in the Financial Services Vertical + Leading Financial Services IPO & Follow-on Bookrunner # 1 Depository Bookrunner(1) # 1 Conversion Advisor(2) # 1 FIG M&A Advisor(3) The Most Trusted Advisor to Financial Institutions INVESTMENT BANKING Largest Financial Services specialist sales force globally Top 10 market maker in the NASDAQ Financial 100 index Leading Financial Services index provider Recognized Leader for Financial Services Sales Excellence SALES & TRADING EQUITY RESEARCH #1 U.S. Equity Research Coverage #1 U.S. Depository Equities Coverage 427 Financial Services companies under coverage Leader in Financial Services Equity Research

A Dominant Force in Financial Services

Depository IPO & FO Bookrunner since 2005(1)

Rank	Firm	#
1	SNW / KBW	119
1	**Keefe, Bruyette & Woods, Inc.**	**78**
2	Sandler O'Neill & Partners, L.P.	64
3	**Stifel Nicolaus Weisel**	**41**
4	J.P. Morgan Securities LLC	38
5	Morgan Stanley	33
6	Goldman, Sachs & Co.	31
7	Bank of America Merrill Lynch	20
8	Raymond James & Associates, Inc.	19
9	Barclays Capital Inc.	15
10	Citigroup Global Markets Inc.	10

FIG Financial Advisor since 2005(2)

Rank	Firm	#
1	SNW / KBW	461
1	**Keefe, Bruyette & Woods, Inc.**	**357**
2	Sandler O'Neill & Partners, L.P.	346
3	Marsh, Berry & Company, Inc.	217
4	Raymond James & Associates, Inc.	191
5	Bank of America Merrill Lynch	186
6	Dowling Hales	171
7	J.P. Morgan Securities LLC	162
8	Goldman, Sachs & Co.	149
9	Morgan Stanley	131
10	Hovde Financial, Inc.	119
12	**Stifel Nicolaus Weisel**	**104**

FIG IPO & FO Bookrunner Since 2005(3)

Rank	Firm	#
1	Bank of America Merrill Lynch	213
2	J.P. Morgan Securities LLC	202
3	Citigroup Global Markets Inc.	187
4	Morgan Stanley	173
5	Goldman, Sachs & Co.	165
6	SNW / KBW	157
6	Credit Suisse (USA), Inc.	143
7	Deutsche Bank Securities Inc.	130
8	Barclays Capital Inc.	109
9	**Keefe, Bruyette & Woods, Inc.**	**102**
10	UBS Investment Bank	95
13	**Stifel Nicolaus Weisel**	**59**

Conversion Advisor Since 2005(4)

Rank	Firm	#	$ Credit ($M)
1	SNW / KBW	98	$8,952
1	**Keefe, Bruyette & Woods, Inc.**	**61**	3,866
2	Sandler O'Neill & Partners, L.P.	44	4,945
3	**Stifel Nicolaus Weisel**	**39**	5,972
4	Sterne, Agee & Leach, Inc.	9	385
5	Janney Montgomery Scott LLC	3	80
6	Barclays Capital Inc.	2	1,291
7	RBC Capital Markets, LLC	2	205
8	Bank of America Merrill Lynch	1	858
9	Morgan Stanley	1	433
10	Raymond James & Associates, Inc.	1	133

(1) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking Common Stock Offerings. Includes mutual-to-stock conversions, net of 0 overlapped transactions. As of 10/31/12.
(2) Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions. As of 10/31/12.
(3) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking, Insurance Underwriter, Insurance Broker, Securities & Investments, Specialty Finance, Investment Company/Finance REIT, Financial Technology Common Stock Offerings. Include mutual-to-stock conversions, net of 4 overlapped transactions. As of 10/31/12.
(4) Source: SNL Financial, includes all mutual-to-stock conversions in the U.S. Net of 2 overlapped transactions. Apportioned credit given managers. As of 10/31/12.

KBW 3

427 FIG companies under coverage Combination enhances research coverage of global financial institutions, regional banks and insurance #1 U.S. FIG equities coverage #1 U.S. FIG depositories equities coverage The Largest U.S. Equity Research Platform U.S. Equity Research Coverage(1)(2) FIG Research Coverage 4 Pro Forma FIG Research Coverage Universe Source: StarMine and Thomson Reuters rankings. Internal for Stifel. SNW/KBW pro forma eliminates duplicate coverage. As of October 31, 2012. Rank Firm Overall 1 SNW / KBW 1,287 1 JPMorgan 1,074 2 Bank of America Merrill Lynch 1,040 3 Stifel Nicolaus Weisel 1,022 4 Barclays Capital 960 5 Raymond James 957 6 Citi 901 7 Sidoti & Company LLC 867 8 Wells Fargo Securities 849 9 Goldman Sachs 836 10 Credit Suisse 835 11 Morgan Stanley 830 12 Morningstar, Inc. 808 13 UBS 807 14 Deutsche Bank 806 15 RBC Capital Markets 802 16 Jefferies & Co. 790 17 Robert W. Baird & Co. 630 18 BMO Capital Markets 537 19 William Blair 522 20 Keybanc Capital Markets 518 21 Piper Jaffray 501 22 Oppenheimer & Co. 494 23 Macquarie Group 484 24 Sterne, Agee & Leach 453 25 Janney Capital Markets 408 N/A Keefe Bruyette & Woods 390

A Leading Market Maker in Financial Stocks

NASDAQ Financial 100 Index[(1)(2)]
Trade Volume Ranking: 2011

	Broker	Adv. Volume (Shares)	% of Total
1	Credit Suisse	3,156,381,747	14.7
2	Bank of America Merrill Lynch	2,801,881,182	13.0
3	UBS	2,166,512,671	10.1
4	Deutsche Bank	1,659,659,298	7.7
5	Barclays Capital	1,649,736,807	7.7
6	Goldman Sachs	1,534,098,675	7.1
7	Citigroup	1,446,411,000	6.7
8	Morgan Stanley	1,439,415,400	6.7
9	SNW / KBW	1,176,202,952	5.5
9	RBC Capital Markets	1,050,806,193	4.9
10	JP Morgan	862,754,143	4.0
11	**Keefe, Bruyette & Woods**	**774,983,494**	**3.6**
12	**Stifel Nicolaus Weisel**	**401,219,458**	**1.9**
13	Jefferies	341,995,121	1.6
14	BNP Paribas	245,430,362	1.1
15	FBR Capital Markets	224,429,607	1.0

U.S. Regional Bank Stocks (KRX)[(3)]
Trade Volume Ranking: 2011

	Broker	Adv. Volume (Shares)	% of Total
1	Credit Suisse	1,098,264,581	15.6
2	Bank of America Merrill Lynch	839,222,294	11.9
3	UBS	683,655,303	9.7
4	Deutsche Bank	615,500,358	8.7
5	Goldman Sachs	525,167,446	7.5
6	Barclays Capital	467,838,745	6.6
7	Citigroup	457,359,900	6.5
8	Morgan Stanley	415,159,600	5.9
9	RBC Capital Markets	333,054,144	4.7
10	JP Morgan	324,925,759	4.6
11	SNW / KBW	311,364,152	4.4
11	**Keefe, Bruyette & Woods**	**209,915,877**	**3.0**
12	Jefferies	119,009,930	1.7
13	**Stifel Nicolaus Weisel**	**101,448,275**	**1.4**
14	Cowen & Co.	82,210,868	1.2
15	BNP Paribas	70,674,752	1.0

(1) Assumes no loss of market share due to client overlap.
(2) Source: Autex Block Data as of 12/31/11.
(3) Source: Autex Block Data; Regional Bank Stocks (KRX) consists of the current components of the KBW Regional Bank Index as of 12/31/11.

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#8 Largest Retail Brokerage Network: $137+ Billion in Client Assets

Retail Brokerage by Number of Brokers

Rank	Firm	Brokers
1	Morgan Stanley Wealth Management(1)	19,926
2	Bank of America Merrill Lynch	18,667
3	Wells Fargo Securities	15,263
4	UBS(2)	6,967
5	Raymond James(3)	6,367
6	Ladenburg Thalmann	2,700
7	RBC Capital Markets	2,157
8	**Stifel Nicolaus**	**2,028**
9	Oppenheimer & Co Inc	1,427
10	Janney Montgomery Scott	857
11	JPMorgan	800
12	Deutsche Bank	772
13	Robert W Baird & Co	694
14	Stephens Inc	526
15	Barclays Capital	472
16	Southwest Securities Inc	465
17	Canaccord Genuity Corp	439
18	Sterne Agee & Leach Inc	360
19	DA Davidson & Co	320
20	Lazard Capital Markets	235

Broad Geographical Footprint



Powerful Retail Distribution

- Stifel retail investors are generally mid- to long-term buyers
- Stifel's average retail order size on equity offerings is approximately 1,000 shares
  - Core client focus is the individual, not small money managers and hedge funds
- Extensive tracking system and minimal use of DVP accounts
- Goal of providing price stability and support to the institutional order book

Source: SIFMA and available public information
Note: Includes investment banks only
(1)Morgan Stanley's stake in this shared wealth management business is approximately 65%, while Citigroup owns 35%
(2)Represents Wealth Management Americas segment only
(3)Includes 3,548 independent contractors and 343 independent advisor representatives

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